Filed by AMG Funds (SEC File No. 333-254611) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds IV

SEC File No. 811-08004

URGENT PROXY VOTING REQUEST

Shareholder Meeting Adjourned to June 18, 2021

AMG GW&K Small Cap Value Fund II

Dear Valued Shareholder:

Your fund’s shareholder meeting has been adjourned to June 18, 2021 at 3:00 p.m. Eastern Time. Please take a few moments and if you have not done so – vote.

We sent this reminder because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

The Proxy Statement we sent you on April 30, 2021 contains important information regarding the proposals that all shareholders are being asked to consider. A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card. Please read the Proxy Statement carefully because it contains important information. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll-free at 1-888-456-7087.

For your convenience, please utilize any of the following methods to submit your vote:

1.	Vote Online.

Visit the website noted on the enclosed proxy voting card and follow the instructions.

2.	Vote by Phone.

Call the toll-free number printed on the enclosed proxy voting card, and follow the automated instructions. Available 7 days a week, 24 hours a day.

3.	Speak with a Proxy Specialist.

Call 1-888-456-7087 with any questions. Specialists can assist with voting.

Available Monday to Friday from 9 a.m. to 11 p.m. ET and Saturday from 12 p.m. to 6 p.m. ET.

4.	Vote by Mail.

Mail your signed proxy voting card(s) in the postage-paid envelope included with your proxy materials.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation, and you may disregard this notice.

AMG Fund_ADJOURNMENT_2021

32074 – (AMG)

S21735